[redacted]

08033303

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43494

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 09/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JDL Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Dove Street, Suite 160
(No. and Street)

Newport Beach (City) California (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Derek Lewis (949) 752-5206
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goodrich Baron Goodyear L.L.P.
(Name – *if individual, state last, first, middle name*)

6700 E. Pacific Coast Highway, Suite 255, Long Beach, California 90803
(Address) (City) (State) (Zip Code)

Mail Processing
Section

NOV 24 2008

Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 09 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Derek Lewis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JDL Securities Corporation, as of September 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

J. Derek Lewis, President

Title

See Attached

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Cash Flows
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ [illegible] Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1

2

3

4

5

6

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on this

21st day of October, 2008, by
Date / Month / Year

(1) J. Derek Lewis, President,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) N/A,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

DORA JOY WESTCOTT
Commission # 1652121
Notary Public - California
San Diego County
My Comm. Expires Mar 14, 2010

Place Notary Seal Above

Signature Dora J. Westcott
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: N/A

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here

JDL SECURITIES CORPORATION

FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2008

(With Independent Auditors' Report Thereon)

CONTENTS

GOODRICH·BARON·GOODYEAR LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
JDL Securities Corporation
Newport Beach, California

We have audited the statement of financial condition of JDL Securities Corporation as of September 30, 2008, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as, well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JDL Securities Corporation as of September 30, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 through 11 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich Baron Goodyear, LLP

Long Beach, California
November 19, 2008

JDL SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2008

ASSETS

Cash and cash equivalents:		
Cash (including petty cash of $ 86)		$ 41,511
Deposit - Clearing Agent - allowable		25,000
Deposit - Clearing Agent - non-allowable/interest		44
Total cash and cash equivalents		66,555
Receivables:		
Mutual fund concessions - Under 30 days - allowable		555
Other assets:		
Prepaid payroll taxes	$ 1,842	
NASDAQ stock	9,765	
CRD account	160	
Total other assets		11,767
Total assets		$ 78,877

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities		$ 10,390
Commissions payable - Settled trades		41,213
Commissions payable - Trade not settled		278
Total liabilities		51,881
Stockholder's equity:		
Common stock, no par value; 100,000 shares authorized; 50,100 shares issued and outstanding	$ 50,100	
Accumulated deficit	(23,104)	
Total stockholder's equity		26,996
Total liabilities and stockholder's equity		$ 78,877

The accompanying notes are an integral part of these financial statements.

JDL SECURITIES CORPORATION
STATEMENT OF INCOME (LOSS)

YEAR ENDED SEPTEMBER 30, 2008

Revenues:	
Commissions and concessions	$ 2,161,605
Interest	8,542
Unrealized loss - marketable securities	(1,539)
Total revenues	2,168,608
Expenses:	
Travel	8,021
Meals and entertainment	9,351
Commissions	1,131,002
Data processing	19,428
Office supplies and printing	24,840
Postage and courier	7,365
Professional fees	57,483
SIPC	150
FINRA - Annual Assessment	1,443
Rent and leases	57,503
Equipment rent	10,494
Maintenance	24,663
Telephone	7,371
Quote services	5,600
Clearing broker fees	66,521
Salaries, wages and employee benefits	573,768
Payroll taxes	62,162
Insurance	2,123
Fidelity bond	1,316
Taxes and licenses	852
Dues and subscription	21,424
Community relations	11,400
Business acquisition	50,630
Other Expense	17,250
Total expenses	2,172,160
Loss before income taxes	(3,552)
Income taxes	-
Net loss	$ (3,552)

The accompanying notes are an integral part of these financial statements.

JDL SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED SEPTEMBER 30, 2008

	Common Stock	Accumulated Deficit	Total
Balance, beginning of year	50,100	(19,552)	30,548
Net loss	-	(3,552)	(3,552)
Balance, end of year	$ 50,100	(23,104)	26,996

The accompanying notes are an integral part of these financial statements.

JDL SECURITIES CORPORATION
STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2008

Cash flows from operating activities:	
Net loss	$ (3,552)
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in accounts receivable	4,582
Increase in other assets	(180)
Increase in accounts payable and accrued expenses	4,090
Increase in commissions and concessions payable	19,818
Net cash flows provided by operating activities	24,758
Cash flows from investing activities	-
Cash flows from financing activities	-
Net increase in cash	24,758
Cash, beginning of year	41,797
Cash, end of year	$ 66,555

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

JDL SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2008

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Firm is a California corporation that is a securities broker-dealer and a wholly-owned subsidiary of J. Derek Lewis & Associates, Inc., a registered investment advisor registered with the State of California, Department of Corporations. The Firm is subject to a minimum net capital requirement of $ 5,000 pursuant to SEC Rule 15c3-1 and operates pursuant to the (K) (2) (ii) exemptive provisions of SEC Rule 15c3-3. The Firm is an introducing broker/dealer and clears transactions with and for customers on a fully-disclosed basis through a clearing agent. The Firm's primary business consists of mutual funds. The Firm promptly transmits all customer funds and/or securities to its clearing firm, or to the mutual fund issuer. The Firm does not hold customer funds or securities. The Firm requires no collateral for its trade receivables.

Method of Accounting

The Firm maintains its books and records on the accrual basis of accounting and uses the trade date basis for recording all securities transactions.

SIPC

The SIPC assessment has been determined fairly in accordance with applicable instructions and was remitted timely.

Cash Equivalents

For purposes of the statement of cash flows, the Firm considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(2) MARKETABLE SECURITIES

Marketable securities, which consist solely of NASDAQ securities, are held in the regular course of the Firm's business and are classified as trading securities. These securities are recorded at their fair value and the change in fair value during the year is included in income.

(3) INCOME TAXES

The Firm files consolidated income tax returns with its parent and is allocated a portion of the total consolidated income tax liability. No tax provision has been recorded for the subsidiary at September 30, 2008. The Federal and California tax allocable to the broker/dealer for the current year is not material and will be paid by the parent corporation. The minimum California tax was paid by the parent and has not been provided for on the broker/dealer as it also is not material.

(3) INCOME TAXES, continued

The Firm accounts for its income taxes per the requirements of Financial Accounting Standard No. 109 (FAS 109), Accounting for Income Taxes, which is an asset and liability approach. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. There were no material deferred taxes at either the beginning of the year or the end of the year.

(4) COMMISSION AND CONCESSION REVENUE

Included in commission and concession revenue in the accompanying statement of income are the following:

Commissions - Clearing agent	$	108,973
Concessions - Direct/Mutual Funds		246,597
Concessions - Trails/Mutual Funds		324,349
Concessions - 529 B Plan		7,137
Section 12B(1) fees		798,604
Other Income - fees and commissions from parent		675,945
	$	2,161,605

Included as part of "Commissions - Clearing agent" are commissions from the following:

Listed/OTC	$	34,031
Mutual Funds	$	11,378
Third Market Transactions	$	54,096
Municipal Bonds	$	6,340
Other	$	3,128

(5) RENTAL OF OFFICE SPACE

The Firm has entered into a month-to-month agreement with its parent, J. Derek Lewis & Associates, whereby the Firm will pay rent in an amount equal to lease costs incurred by the parent for office space. Total rental expense amounted to $57,503 for the fiscal year ended September 30, 2008.

(6) RETIREMENT PLAN

The Firm sponsors a Simplified Employee Pension Plan which is available to all employees who have reached the minimum age requirement of twenty-one and have provided service for at least one year. Under the plan, employees may elect to defer up to fifteen percent of their compensation. The Firm at its discretion may elect

(6) RETIREMENT PLAN, continued

to participate up to twenty five percent of compensation with a maximum of $40,000 per individual. Under the plan, vesting is immediate. During the year, the Firm contributed $116,309 to the plan. This amount is included in the statement of income under the caption "Salaries, wages and employee benefits".

(7) OPERATING LEASES

The Firm leases certain office equipment under operating leases expiring in various years thru 2012.

Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year are as follows:

Year ending September 30,	
2009	$ 8,267
2010	6,476
2011	5,879
2012	4,409
Total	$ 25,031

(8) NET CAPITAL

The Firm is subject to a $5,000 minimum net capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of September 30, 2008, the net capital was $23,399 which exceeded the required minimum capital by $18,399, and the aggregate indebtedness to net capital ratio was 2.22 to 1.

JDL SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

SEPTEMBER 30, 2008

Total equity from statement of financial condition		$	26,996
Less non-allowable assets:			
Petty cash	(86)		
Clearing deposit - interest	(44)		
CRD deposit	(160)		
Prepaid payroll taxes	(1,842)		
			(2,132)
Net capital before haircut			24,864
Haircut - NASDAQ securities @ 15% of $9,765			(1,465)
Net capital			23,399

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$	5,000
Net capital from above	$	23,399
Excess net capital	$	18,399

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$	51,881
Ratio of aggregate indebtedness to net capital		2.22 to1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		N/A

The computation of net capital as reported in the unaudited Part IIA filing agrees with the audited net capital as reported above.

JDL SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

SEPTEMBER 30, 2008

Not Applicable - The Firm is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

JDL SECURITIES CORPORATION
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c3-3

SEPTEMBER 30, 2008

Not Applicable - The Firm is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
JDL Securities Corporation
Newport Beach, California

In planning and performing our audit of the financial statements of JDL Securities Corporation (the Company), as of and for the year ended September 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windes Baron Goodyear, LLP

Long Beach, California
November 19, 2008

END